Exhibit 99.1

First Choice Bancorp Announces

First Quarter of 2021 Financial Results

Current Quarter Highlights

●	Net income of $9.8 million, compared to $10.8 million for Q4’20 and $4.5 million for Q1’20
●	Diluted earnings per common share of $0.82, compared to $0.92 for Q4’20 and $0.39 for Q1’20
●	Pre-tax pre-provision income was $14.0 million, compared to $15.4 million for Q4’20 and $9.1 million for Q1’20
●	Net interest margin of 4.20%, compared to 4.31% for Q4’20 and 4.78% for Q1’20
●	Cost of funds of 0.18%, improved 9 bps from Q4’20 and 54 bps from Q1’20
●	Return on average assets of 1.64%, compared to 1.88% for Q4’20 and 1.06% for Q1’20
●	Return on average equity of 13.86%, compared to 15.44% for Q4’20 and 6.90% for Q1’20
●	Efficiency ratio of 46.4%, compared to 44.4% for Q4’20 and 56.0% for Q1’20
●	No provision for loan loss expense for Q1’21, compared to $100 thousand for Q4’20 and $2.7 million for Q1’20
●	Sale of SBA and Main Street loans decreased from Q4’20 resulting in a $2.6 million decrease in gain on sale of loans
●	Total loans held for investment excluding Paycheck Protection Program(“PPP”) loans increased $25.3 million, or 6.48% annualized
●	Noninterest-bearing demand deposits increased $177.8 million, up 21.7% over Q4’20, represented 52.7% of total deposits at March 31, 2021, compared to 50.2% at December 31, 2020 and 46.5% at March 31, 2020
●	Tangible book value per share of $17.69, up $0.40 per share from Q4’20 and up $1.88 per share from Q1’20
●	Community bank leverage ratio (preliminary) was 9.76% at March 31, 2021
●	Quarterly cash dividend of $0.25 per share

Community Support Updates

●	Originated Round 3 PPP loans of $194.3 million during Q1’21, with net deferred fees of $6.5 million
●	Total outstanding principal of PPP loans, net of deferred fees, was $442.7 million at March 31, 2021, up $122.6 million from December 31, 2020
●	$67.9 million of PPP loans originated in 2020 were forgiven by the SBA or repaid by the borrowers during Q1’21, for a total of $140.9 million forgiven or repaid since origination in 2020

Cerritos, CA, April 26, 2021 – First Choice Bancorp (NASDAQ: FCBP) (“us,” “we,” “our,” or the “Company”), the holding company of First Choice Bank (the “Bank”), today reported net income of $9.8 million for the first quarter of 2021, or $0.82 per diluted share, compared to net income of $10.8 million, or $0.92 per diluted share, for the fourth quarter of 2020 and net income of $4.5 million, or $0.39 per diluted share, for the first quarter of 2020. Pre-tax pre-provision income was $14.0 million for the first quarter of 2021, a decrease of $1.4 million, compared to the pre-tax pre-provision income of $15.4 million for the fourth quarter of 2020 and an increase of $4.9 million, compared to the pre-tax pre-provision income of $9.1 million for the first quarter of 2020.

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“First Choice’s first quarter of 2021 demonstrated the resilience of our franchise, the continued dedication of our employees, and the tremendous success we have been able to achieve for our clients and shareholders” said Peter Hui, Chairman of the Board of the Company. “With the rapid economic recovery, we are poised for continued growth while appropriately managing risks. I am proud of our First Choice Family and the commitment they have to our community and local businesses. It is their daily effort that continues to make First Choice successful.”

“We began 2021 with a sense of optimism about our business and the economy and we were not disappointed,” said Robert M. Franko, President, CEO and CFO of the Company. “Our first quarter results again demonstrated the strength of our banking franchise as we grew assets and deposits while maintaining healthy margins and strong credit quality. We continued to support the individuals and businesses we serve by originating $194 million of Round 3 PPP loans. The rebound of the local economy will provide the Company with the opportunity to reinforce our position as one of the premier Southern California community banks.”

STATEMENT OF INCOME

Net Interest Income

Net interest income for the first quarter of 2021 totaled $23.8 million, an increase of $298 thousand from the fourth quarter of 2020 due to lower interest expense of $379 thousand, partially offset by lower interest income of $81 thousand. The decrease in interest expense for the first quarter of 2021 was due primarily to lower interest expense on brokered time deposits and lower borrowing interest expense. Interest expense on deposits decreased $311 thousand, coupled with a decrease of $68 thousand on total borrowings. Interest expense on the PPP Liquidity Facility (“PPPLF”) was $171 thousand for the first quarter of 2021, compared to $216 thousand in the fourth quarter of 2020 due to lower average borrowings.

Net Interest Margin

Net interest margin for the first quarter of 2021 decreased 11 basis points to 4.20% from 4.31% for the fourth quarter of 2020.

The decrease in the net interest margin was due primarily to an 18 basis point decrease in loan yields (including fees and discounts), partially offset by a 9 basis point decrease in total funding costs. The yield on loans decreased to 4.97% for the first quarter of 2021, compared to 5.15% for the fourth quarter of 2020. The weighted average loan yield for PPP loans was 3.76% including the accelerated accretion of deferred fee income from PPP loan forgiveness, or 2.32% without the accelerated accretion income. The yield on loans, excluding PPP loans, was stable at 5.27% and 5.28% for the first quarter of 2021 and the fourth quarter of 2020, respectively.

The cost of funds decreased to 0.18% for the first quarter of 2021, compared to 0.27% for the fourth quarter of 2020, due primarily to an increase in average noninterest-bearing deposits, coupled with the lower brokered time deposit costs. The average cost of brokered time deposits decreased 114 basis points to 0.57% for the first quarter of 2021, compared to 1.71% for the fourth quarter of 2020.

The total cost of deposits decreased 9 basis points to 0.13% for the first quarter of 2021, compared to 0.22% for the fourth quarter of 2020.

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Provision for Loan Losses

No provision for loan losses was recognized for the first quarter of 2021, compared to $100 thousand for the fourth quarter of 2020. The decrease in the first quarter provision for loan losses was driven primarily by $104 thousand in net recoveries, a decrease in specific reserves of $368 thousand from a risk rating upgrade of a nonperforming loan relationship, and lower historical loss rates in the first quarter of 2021, partially offset by the increased reserves required for organic loan growth. While the economy gradually reopened in the first quarter of 2021 with the COVID-19 vaccine rollout, the timing of an economic recovery continues to remain uncertain. Accordingly, the assumptions underlying the COVID-19 related qualitative factors we used in determining the adequacy of the provision for loan losses continued to include (a) uncertain and volatile macroeconomic conditions caused by the pandemic; (b) a stabilized unemployment rate; and (c) the additional government stimulus package signed into law during the first quarter of 2021. No provision for loan losses was recognized on PPP loans as the SBA guarantees 100% of loan principal under the program.

Noninterest Income

Noninterest income for the first quarter of 2021 was $2.3 million, a decrease of $1.9 million from $4.2 million for the fourth quarter of 2020 due primarily to lower gains on loan sales of $2.6 million, partially offset by higher net servicing fees of $199 thousand and higher other income of $468 thousand. SBA loans sold during the first quarter of 2021 totaled $7.4 million resulting in a gain on sale of $706 thousand, compared to $36.7 million of SBA loans sold resulting in a gain on sale of $2.6 million in the fourth quarter of 2020. Gain on loan sales for the fourth quarter of 2020 included the sale of 95% participation interest in Main Street loans resulting in gains of $660 thousand. Other income included $476 thousand gain from sale of the Rowland Heights branch during the first quarter of 2021. There was no similar income in the fourth quarter of 2020.

Noninterest Expense

Noninterest expense decreased $224 thousand to $12.1 million for the first quarter of 2021 from $12.3 million for the fourth quarter of 2020. This decrease was due primarily to lower salaries and employee benefit expenses, and lower occupancy and equipment, partially offset by higher other expenses.

The $306 thousand decrease in salaries and employee benefits was primarily due to lower commission and incentive accruals and higher deferred origination costs, partially offset by higher payroll taxes and employee benefits resulting from a seasonally higher first quarter. The $85 thousand decrease in occupancy and equipment was due primarily to the reduction of rent expense from the branch sale and other office space consolidations during the first quarter of 2021.

The increase in other expenses related primarily to a $200 thousand increase in the provision for unfunded loan commitments resulting from a volume increase in the first quarter of 2021. There was no provision for unfunded loan commitments recognized in the fourth quarter of 2020.

The efficiency ratio remained favorable and increased to 46.4% in the first quarter of 2021, compared to 44.4% in the fourth quarter of 2020. The higher efficiency ratio in the first quarter of 2021 was driven primarily by lower revenue.

Income Taxes

Income tax expense was $4.2 million for the first quarter of 2021 compared to $4.5 million for the fourth quarter of 2020. The effective tax rate was 30.2% for the first quarter of 2021 and 29.5% for the fourth quarter of 2020.

STATEMENT OF FINANCIAL CONDITION

Loan Portfolio

Total loans held for investment increased $147.8 million in the first quarter of 2021, to $2.03 billion at March 31, 2021, due to the net loan growth from PPP loans of $122.6 million, coupled with $25.3 million of net organic loan growth. Loans held for sale increased $2.7 million to $12.7 million as the Company continued to originate new SBA 7a loans in the first quarter of 2021.

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New loan commitments from organic growth, excluding PPP loans, totaled $166.2 million for the first quarter of 2021, compared to $202.9 million for the fourth quarter of 2020 and included $103.9 million in construction and commercial real estate loans, $41.0 million in commercial and industrial loans, $21.3 million in SBA loans.

Total unfunded loan commitments increased $54.5 million to $487.8 million at March 31, 2021 from $433.3 million at December 31, 2020 due partially to new commitments during the first quarter of 2021.

PPP Loans

PPP loans, net of unearned fees of $10.5 million, totaled $442.7 million at March 31, 2021. During the first quarter of 2021, the Company originated more than 700 PPP Round 3 loans with outstanding principal of $194.3 million before net deferred fees of $6.5 million. Net deferred fees on PPP Round 3 are being accreted to income based on the five-year contractual loan maturity. During the first quarter of 2021, approximately $67.9 million of PPP loans originated in 2020 were forgiven by the SBA or repaid by the borrowers. Net PPP deferred fees of $1.4 million were accelerated to income at the time of SBA forgiveness or borrower repayment. PPP loans forgiven-to-date totaled $140.9 million at March 31, 2021.

Deposits

Total deposits increased $261.4 million from the prior quarter to $1.90 billion at March 31, 2021 due to an increase in both noninterest-bearing and interest-bearing nonmaturity deposits, partially offset by a decrease in time deposit accounts.

At March 31, 2021, noninterest-bearing deposits totaled $998.5 million, an increase of $177.8 million in the first quarter of 2021 due primarily to the increase in core customer deposits, coupled with the increase in customers’ accounts funded by the PPP funds. Interest-bearing nonmaturity deposits increased $90.4 million due primarily to an increase in low cost brokered deposits. Noninterest-bearing deposits represented 52.7% of total deposits at March 31, 2021, compared to 50.2% of total deposits at December 31, 2020.

Time deposits decreased $6.8 million due to a decrease in customer time deposits which matured in the first quarter of 2021, offset by an increase in brokered time deposits. At March 31, 2021, brokered time deposits totaled $109.8 million, compared to $101.1 million at December 31, 2020.

Borrowings

At March 31, 2021, FHLB borrowings decreased $50.0 million to $95.0 million, compared to $145.0 million at December 31, 2020. The decrease in FHLB borrowings was due to the growth in noninterest-bearing deposits during the first quarter of 2021. The Company’s borrowings under the PPPLF totaled $210.0 million, an increase of $5.3 million in the first quarter of 2021, compared to $204.7 million at December 31, 2020. The increase in PPPLF was due to new borrowings of $50.7 million related to the Round 3 PPP loans, partially offset by the repayment of $45.4 million related to the PPP loan forgiveness during the first quarter of 2021. At March 31, 2021, there were no borrowings under the senior secured notes, compared to $2.0 million at December 31, 2020.

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Credit Quality

Nonperforming loans decreased to $4.2 million at March 31, 2021, compared to $6.4 million at December 31, 2020, and represented 0.21% and 0.34%, respectively, of total loans held for investment. The decrease in nonperforming loans was due to seven loans totaling $2.2 million either upgraded and returned to accrual status or paid in full with no loss during the first quarter of 2021. There were no loans over 90 days past due that were still accruing interest at March 31, 2021. Net recoveries for the first quarter of 2021 were $104 thousand, or 0.02% of average loans on an annualized basis, compared to net recoveries of $333 thousand or 0.07% of average loans on an annualized basis for the fourth quarter of 2020. Nonperforming assets totaled $4.2 million at March 31, 2021, compared to $6.4 million at December 31, 2020, and represented 0.17% and 0.28% of total assets, respectively.

Loan delinquencies (30-89 days past due) totaled $1 thousand at March 31, 2021, compared to $54 thousand at December 31, 2020.

The allowance for loan losses increased 0.5% to $19.3 million and represented 0.95% of total loans held for investment and 459.8% of nonperforming loans at March 31, 2021, compared to 1.02% and 297.3% at December 31, 2020, respectively. The allowance for loan losses as a percentage of total loans held for investment excluding PPP loans was 1.22% at March 31, 2021. At March 31, 2021, the net carrying value of acquired loans totaled $152.9 million and included a remaining net discount of $3.4 million. The discount is available to absorb losses on the acquired loans and represented 2.2% of the net carrying value of acquired loans and 0.17% of total gross loans held for investment.

CAPITAL POSITION

Capital Ratios

The Bank opted into the Community Bank Leverage Ratio (“CBLR”) framework, beginning with the first quarter of 2020. The CBLR replaces the risk-based and leverage capital requirements in the generally applicable capital rules. The minimum CBLR was originally 9%, however, on April 23, 2020, the federal banking regulators, implementing the applicable provisions of the CARES Act, issued interim rules which modified the CBLR framework so that: (i) beginning in the second quarter 2020 and until the end of the year, a banking organization that has a leverage ratio of 8% or greater and meets certain other criteria may elect to use the CBLR framework; and (ii) community banking organizations will have until January 1, 2022, before the CBLR requirement is re-established at greater than 9%. Under the interim rules, the minimum CBLR is 8.5% for calendar year 2021, and 9% thereafter. The interim rules also maintain a two-quarter grace period for a qualifying community banking organization whose leverage ratio falls no more than 1% below the applicable community bank leverage ratio. In addition, assets originated under the PPP and covered loans pledged under the PPPLF are deducted from the average total consolidated assets for purposes of calculating the CBLR. However, such assets are included in total consolidated assets for purposes of determining the eligibility to opt into the CBLR framework.

At March 31, 2021, the Bank’s preliminary CBLR ratio was 9.76% which exceeded all regulatory capital requirements under the CBLR framework and, accordingly, the Bank was considered to be ‘‘well-capitalized’’.

About First Choice Bancorp

First Choice Bancorp, headquartered in Cerritos, California, is the sole shareholder of and the registered bank holding company for, First Choice Bank. As of March 31, 2021, First Choice Bancorp had total consolidated assets of $2.50 billion. First Choice Bank, also headquartered in Cerritos, California, is a community-based financial institution that serves primarily commercial and consumer clients in diverse communities and specializes in loans to small- to medium-sized businesses and private banking clients, commercial and industrial loans, and commercial real estate loans. First Choice Bank is a Preferred Small Business Administration (SBA) Lender. First Choice Bank conducts business through eight full-service branches and two loan production offices located in Los Angeles, Orange and San Diego Counties. Founded in 2005, First Choice Bank has quickly become a leading provider of financial services that enable our customers to grow, maintain strength, and achieve their business objectives. We strive to surpass our clients’ expectations through our efficiency, personalized services and financial solutions and professionalism and are committed to being “First in Speed, Service, and Solutions.” First Choice Bank is a strong believer in social justice and equality and is proud of its cultural- and gender-diverse workforce. As of March 31, 2021, more than 72% of the Company’s total workforce identified as ethnic minorities and more than 65% of its workforce and more than 50% of its senior management identified as female. First Choice Bancorp stock is traded on the Nasdaq Capital Market under the ticker symbol “FCBP.”

First Choice Bank’s website is www.FirstChoiceBankCA.com.

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Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures in addition to results presented in accordance with GAAP. The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s results of operations and financial condition and to enhance investors’ overall understanding of such results of operations and financial condition, permit investors to effectively analyze financial trends of our business activities, and enhance comparability with peers across the financial services sector. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with the Company’s GAAP financial information. A reconciliation of GAAP financial measures to non-GAAP financial measures is included in the accompanying financial tables.

Forward-Looking Statements

In addition to historical information, certain matters set forth herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to management’s beliefs, projections and assumptions concerning future results and events. Forward-looking statements include descriptions of management’s plans or objectives for future operations, products or services, and forecasts of the Company’s revenues, earnings or other measures of economic performance. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Company’s plans and protocols with regard to managing potential impacts related to the COVID-19 virus, the Company’s strategy to help keep its workforce and local communities safe, the Company’s business continuity protocols and the potential impact on operations related to COVID-19, and the Company’s ability to successfully advance its development and expansion projects and achieve its growth objectives. These forward-looking statements involve risks and uncertainties, based on the beliefs and assumptions of management and on the information available to management at the time that this presentation was prepared and can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words or phrases such as “aim,” “can,” “may,” “could,” “predict,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “hope,” “intend,” “plan,” “potential,” ‘project,” “will likely result,” “continue,” “seek,” “shall,” “possible,” “projection,” “optimistic,” and “outlook,” and variations of these words and similar expressions or the negative version of those words or phrases.

Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. Many factors could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Any statements about future operating results, such as those concerning accretion and dilution to the Company’s earnings or shareholders, are for illustrative purposes only, are not forecasts, and actual results may differ. Risks and uncertainties that could cause our financial performance to differ materially from our goals, plans, expectations and projections expressed in forward-looking statements include those set forth in our filings with the SEC, including under Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as may be supplemented and/or amended by our Quarterly Reports on Form 10-Q as filed subsequent thereto.

Contacts

First Choice Bancorp

Robert M. Franko, 562.345.9241

President, Chief Executive Officer and Chief Financial Officer

First Choice Bank

Mag Wangsuwana, 562.263.8340

Senior Vice President and Chief Financial Officer

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First Choice Bancorp and Subsidiary

Financial Highlights and Selected Ratios (unaudited):

	At or for the Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
	(dollars in thousands, except per share amounts)
Total interest and dividend income	$24,792	$24,873	$21,744
Total interest expense	961	1,340	2,571
Net interest income	23,831	23,533	19,173
Total noninterest income	2,254	4,194	1,415
Total net interest income and noninterest income	26,085	27,727	20,588
Total noninterest expense	12,097	12,321	11,519
Pre-tax pre-provision income (1)	13,988	15,406	9,069
Provision for loan losses	—	100	2,700
Income before taxes	13,988	15,306	6,369
Income taxes	4,230	4,512	1,823
NET INCOME	$9,758	$10,794	$4,546

Total assets	$2,500,744	$2,283,115	$1,775,662
Total loans held for investment	2,028,599	1,880,777	1,438,055
Total loans held for investment excluding PPP loans	1,585,955	1,560,687	1,438,055
Noninterest-bearing deposits	998,515	820,711	627,793
Total deposits	1,895,550	1,634,158	1,351,040
Dividends declared per common share	$0.25	$0.25	$0.25
Net income per share-diluted	$0.82	$0.92	$0.39
Return on average assets	1.64%	1.88%	1.06%
Return on average equity	13.86%	15.44%	6.90%
Return on average tangible common equity (1)	19.09%	21.52%	9.84%
Net interest margin	4.20%	4.31%	4.78%
Average loan yield	4.97%	5.15%	5.95%
Cost of deposits	0.13%	0.22%	0.63%
Cost of funds	0.18%	0.27%	0.72%
Efficiency ratio (1)	46.4%	44.4%	56.0%
Noninterest-bearing deposits to total deposits	52.7%	50.2%	46.5%
Equity to assets ratio	11.49%	12.30%	14.83%
Tangible common equity to tangible asset ratio (1)	8.64%	9.18%	10.87%
Book value per share	$24.31	$23.98	$22.58
Tangible book value per share (1)	$17.69	$17.29	$15.81

(1) Non-GAAP measure. See GAAP to non-GAAP Reconciliation.

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First Choice Bancorp and Subsidiary

Condensed Consolidated Balance Sheets (unaudited)

	March 31, 2021	December 31, 2020 (audited)
	(dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$29,452	$18,011
Interest-bearing deposits at other banks	279,994	218,370
Total cash and cash equivalents	309,446	236,381
Investment securities, available-for-sale	37,376	42,027
Investment securities, held-to-maturity	1,348	1,358
Equity securities, at fair value	2,774	2,798
Restricted stock investments, at cost	12,999	12,999
Loans held for sale	12,669	9,932
Total loans held for investment	2,028,599	1,880,777
Allowance for loan losses	(19,271)	(19,167)
Total loans held for investment, net	2,009,328	1,861,610
Accrued interest receivable	9,364	9,569
Premises and equipment	1,805	2,149
Servicing asset	2,778	2,860
Deferred taxes	6,407	7,385
Goodwill	73,425	73,425
Core deposit intangible	4,768	4,956
Other assets	16,257	15,666
TOTAL ASSETS	$2,500,744	$2,283,115

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest-bearing demand	$998,515	$820,711
Money market, interest checking and savings	729,996	639,630
Time deposits	167,039	173,817
Total deposits	1,895,550	1,634,158
Borrowings	95,000	145,000
Paycheck Protection Program Liquidity Facility	209,998	204,719
Senior secured debt	—	2,000
Accrued interest payable and other liabilities	12,784	16,497
Total liabilities	2,213,332	2,002,374
Total shareholders’ equity	287,412	280,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,500,744	$2,283,115

Shares outstanding	11,824,487	11,705,684
Book value per share	$24.31	$23.98
Tangible book value per share (1)	$17.69	$17.29

(1) Non-GAAP measure. See GAAP to non-GAAP Reconciliation.

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First Choice Bancorp and Subsidiary

Condensed Consolidated Statements of Income (unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
	(dollars in thousands, except per share amounts)
INTEREST and DIVIDEND INCOME
Interest and fees on loans	$24,267	$24,411	$20,780
Interest on investment securities	152	154	218
Interest on deposits at other financial institutions	160	129	501
Dividends on FHLB and other stock	213	179	245
Total interest and dividend income	24,792	24,873	21,744
INTEREST EXPENSE
Interest on savings, interest checking and money market accounts	338	344	1,109
Interest on time deposits	250	555	995
Interest on borrowings	193	205	376
Interest on PPP Liquidity Facility	171	216	—
Interest on senior secured notes	9	20	91
Total interest expense	961	1,340	2,571
Net interest income	23,831	23,533	19,173
Provision for loan losses	—	100	2,700
Net interest income after provision for loan losses	23,831	23,433	16,473
NONINTEREST INCOME
Gain on sale of loans	706	3,286	377
Service charges and fees on deposit accounts	441	468	555
Net servicing fees	400	201	224
Other income	707	239	259
Total noninterest income	2,254	4,194	1,415
NONINTEREST EXPENSE
Salaries and employee benefits	7,578	7,884	7,230
Occupancy and equipment	1,083	1,168	1,063
Data processing	1,022	1,017	807
Professional fees	437	462	471
Office, postage and telecommunications	290	300	258
Deposit insurance and regulatory assessments	295	318	61
Loan related	136	84	275
Customer service related	107	60	372
Amortization of core deposit intangible	188	192	193
Other expenses	961	836	789
Total noninterest expense	12,097	12,321	11,519
Income before taxes	13,988	15,306	6,369
Income taxes	4,230	4,512	1,823
Net income	$9,758	$10,794	$4,546

Net income per share - diluted	$0.82	$0.92	$0.39
Weighted average shares - diluted	11,673,475	11,620,582	11,632,050

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First Choice Bancorp and Subsidiary

Average Balance Sheets and Yield Analysis

	Three Months Ended
	March 31, 2021			December 31, 2020			March 31, 2020
	Average Balance	Interest Income / Expense	Yield / Cost	Average Balance	Interest Income / Expense	Yield / Cost	Average Balance	Interest Income / Expense	Yield / Cost
Interest-earning assets:	(dollars in thousands)
Loans (1)	$1,981,226	$24,267	4.97%	$1,885,451	$24,411	5.15%	$1,404,652	$20,780	5.95%
Investment securities	44,354	152	1.39%	46,292	154	1.32%	36,200	218	2.42%
Deposits at other financial institutions	257,654	160	0.25%	223,939	129	0.23%	157,743	501	1.28%
Restricted stock investments and other bank stocks	16,034	213	5.39%	15,056	179	4.73%	14,524	245	6.78%
Total interest-earning assets	2,299,268	24,792	4.37%	2,170,738	24,873	4.56%	1,613,119	21,744	5.42%

Noninterest-earning assets	119,678			117,467			114,282
Total assets	$2,418,946			$2,288,205			$1,727,401

Interest-bearing liabilities:
Interest checking	$373,248	$138	0.15%	$276,539	$119	0.17%	$156,407	$262	0.67%
Money market accounts	305,931	189	0.25%	317,173	214	0.27%	318,465	798	1.01%
Savings accounts	32,080	11	0.14%	32,655	11	0.13%	28,264	49	0.70%
Time deposits	66,457	119	0.73%	78,775	134	0.68%	117,567	490	1.68%
Brokered time deposits	93,410	131	0.57%	97,749	421	1.71%	92,844	505	2.19%
Total interest-bearing deposits	871,126	588	0.27%	802,891	899	0.45%	713,547	2,104	1.19%
Borrowings	129,222	193	0.61%	147,663	205	0.55%	92,143	376	1.64%
Paycheck Protection Program Liquidity Facility	197,243	171	0.35%	244,638	216	0.35%	—	—	—%
Senior secured notes	1,022	9	3.57%	2,252	20	3.50%	8,022	91	4.56%
Total interest-bearing liabilities	1,198,613	961	0.33%	1,197,444	1,340	0.45%	813,712	2,571	1.27%

Noninterest-bearing liabilities:
Demand deposits	917,194			794,542			631,809
Other liabilities	17,519			18,170			17,011
Shareholders’ equity	285,620			278,049			264,869

Total liabilities and shareholders’ equity	$2,418,946			$2,288,205			$1,727,401

Net interest spread		$23,831	4.04%		$23,533	4.11%		$19,173	4.15%
Net interest margin			4.20%			4.31%			4.78%

Total deposits	$1,788,320	$588	0.13%	$1,597,433	$899	0.22%	$1,345,356	$2,104	0.63%
Total funding sources	$2,115,807	$961	0.18%	$1,991,986	$1,340	0.27%	$1,445,521	$2,571	0.72%

(1)	Average loans include net discounts and net deferred loan fees and costs. Interest income on loans includes $3.0 million, $3.4 million and $292 thousand related to the accretion of net deferred loan fees for the quarters ended March 31, 2021, December 31, 2020 and March 31, 2020. In addition, interest income includes $496 thousand, $287 thousand and $624 thousand of discount accretion on loans acquired in a business combination, including the interest recognized on the payoff of PCI loans, for the quarters ended March 31, 2021, December 31, 2020 and March 31, 2020.

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First Choice Bancorp and Subsidiary

Loan Composition

	March 31, 2021		December 31, 2020
	Amount	Percentage of Total	Amount	Percentage of Total
	(dollars in thousands)
Construction and land development	$229,637	11.2%	$197,634	10.5%
Real estate:
Residential	25,505	1.2%	27,683	1.5%
Commercial real estate - owner occupied	159,039	7.8%	161,823	8.6%
Commercial real estate - non-owner occupied	572,414	28.0%	550,788	29.1%
Commercial and industrial	366,706	18.1%	388,814	20.5%
SBA loans (1)	688,197	33.7%	562,842	29.8%
Consumer	3	—%	1	—%
Total loans held for investment, net of discounts	$2,041,501	100.0%	$1,889,585	100.0%
Net deferred loan fees (1)	(12,902)		(8,808)
Total loans held for investment	$2,028,599		$1,880,777
Allowance for loan losses	(19,271)		(19,167)
Total loans held for investment, net	$2,009,328		$1,861,610

(1)	Includes PPP loans with total outstanding principal of $453.2 million and $326.7 million and net unearned fees of $10.5 million and $6.6 million at March 31, 2021 and December 31, 2020.

Total loans held for investment

	March 31, 2021	December 31, 2020
	(dollars in thousands)
Gross loans held for investment (1)	$2,048,902	$1,897,599
Unamortized net discounts (2)	(7,401)	(8,014)
Net unamortized deferred origination fees (1)	(12,902)	(8,808)
Total loans held for investment	$2,028,599	$1,880,777

(1)	Includes PPP loans with total outstanding principal of $453.2 million and $326.7 million and net unearned fees of $10.5 million and $6.6 million at March 31, 2021 and December 31, 2020.
(2)	Unamortized net discounts include discounts related to the retained portion of SBA loans and net discounts on Non-PCI acquired loans. At March 31, 2021, net discounts related to loans acquired in the PCB acquisition totaled $3.4 million that is expected to be accreted into interest income over a weighted average remaining life of 3.6 years. At December 31, 2020, net discounts related to loans acquired in the PCB acquisition totaled $3.9 million.

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Allowance for Loan losses

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
	(dollars in thousands)
Balance, beginning of period	$19,167	$18,734	$13,522
Provision for loan losses	—	100	2,700
Charge-offs	(2)	(5)	(28)
Recoveries	106	338	24
Net recoveries (charge-offs)	104	333	(4)
Balance, end of period	$19,271	$19,167	$16,218

Annualized net recoveries to average loans	0.02%	0.07%	—%

Credit Quality (1)

	March 31, 2021	December 31, 2020
	(dollars in thousands)
Accruing loans past due 90 days or more	$—	$—
Non-accrual loans	4,114	6,099
Troubled debt restructurings on non-accrual	77	347
Total nonperforming loans	4,191	6,446
Foreclosed assets	—	—
Total nonperforming assets	$4,191	$6,446
Troubled debt restructurings - on accrual	$317	$319

Nonperforming loans as a percentage of total loans held for investment	0.21%	0.34%
Nonperforming assets as a percentage of total assets	0.17%	0.28%
Allowance for loan losses as a percentage of total loans held for investment	0.95%	1.02%
Allowance for loan losses as a percentage of total loans held for investment excluding PPP loans	1.22%	1.23%
Allowance for loan losses as a percentage of nonperforming loans	459.82%	297.35%
Allowance for loan losses as a percentage of nonperforming assets	459.82%	297.35%
Accruing loans held for investment past due 30 - 89 days	$1	$54

(1) Excludes purchased credit impaired loans with a net carrying value of $722 thousand, and $761 thousand at March 31, 2021, December 31, 2020.

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GAAP to Non-GAAP Reconciliation

The following tables present a reconciliation of non-GAAP financial measures to GAAP measures for: (1) efficiency ratio, (2) pre-tax pre-provision income, (3) average tangible common equity, (4) return on average tangible common equity, (5) tangible common equity, (6) tangible assets, (7) tangible common equity to tangible asset ratio, and (8) tangible book value per share. We believe the presentation of certain non-GAAP financial measures provides useful information to assess our consolidated financial condition and consolidated results of operations and to assist investors in evaluating our financial results relative to our peers. These non-GAAP financial measures complement our GAAP reporting and are presented below to provide investors and others with information that we use to manage the business each period. Because not all companies use identical calculations, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures used by other companies. These non-GAAP measures should be taken together with the corresponding GAAP measures and should not be considered a substitute of the GAAP measures.

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
Efficiency Ratio	(dollars in thousands)
Noninterest expense (numerator)	$12,097	$12,321	$11,519

Net interest income	$23,831	$23,533	$19,173
Plus: Noninterest income	2,254	4,194	1,415
Total net interest income and noninterest income (denominator)	$26,085	$27,727	$20,588
Efficiency ratio	46.4%	44.4%	56.0%

Pre-tax pre-provision income
Net interest income	$23,831	$23,533	$19,173
Noninterest income	2,254	4,194	1,415
Total net interest income and noninterest income	26,085	27,727	20,588
Less: Noninterest expense	12,097	12,321	11,519
Pre-tax pre-provision income	$13,988	$15,406	$9,069

Return on Average Assets, Equity, Tangible Equity
Net income	$9,758	$10,794	$4,546

Average assets	$2,418,946	$2,288,205	$1,727,401
Average shareholders’ equity	285,620	278,049	264,869
Less: Average intangible assets	78,309	78,501	79,083
Average tangible common equity	$207,311	$199,548	$185,786

Return on average assets	1.64%	1.88%	1.06%
Return on average equity	13.86%	15.44%	6.90%
Return on average tangible common equity	19.09%	21.52%	9.84%

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	As of
	March 31, 2021	December 31, 2020
Tangible Common Equity Ratio/Tangible Book Value Per Share	(dollars in thousands, except per share amounts)
Shareholders’ equity	$287,412	$280,741
Less: Intangible assets	78,193	78,381
Tangible common equity	$209,219	$202,360

Total assets	$2,500,744	$2,283,115
Less: Intangible assets	78,193	78,381
Tangible assets	$2,422,551	$2,204,734

Equity to assets ratio	11.49%	12.30%
Tangible common equity to tangible asset ratio	8.64%	9.18%

Shares outstanding	11,824,487	11,705,684
Book value per share	$24.31	$23.98
Tangible book value per share	$17.69	$17.29

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